

Mail Stop 3561

March 15, 2017

Suzanne S. Bettman
Chief Administrative Officer and General Counsel
LSC Communications, Inc.
191 N. Wacker Drive, Suite 1400
Chicago, Illinois 60606

> **Re:** **LSC Communications, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 8, 2017**
> **File No. 333-216517**

Dear Ms. Bettman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 or me at 202-551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure